Exhibit 14(a)

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Managers and the Owners of Variable Annuity Contract of The
  Travelers Money Market Account for Variable Annuities, a separate account of The Travelers Insurance Company:

We consent to the incorporation by reference, in this registration statement, of our report dated February 17, 2005, for The Travelers Money Market Account for Variable Annuities, a separate account of The Travelers Insurance Company and to the references to our firm under the headings "Availability of Additional Information about the Account and Portfolio" in the Combined Prospectus/Proxy Statement and "Financial Statements" in the Statement of Additional Information.

                                                                    /s/ KPMG LLP

New York, New York
February 16, 2006